Exhibit 99.1

Azour, Israel, August 4, 2014 – Ituran Location and Control Ltd. (NASDAQ: ITRN)(the "Company") announced today that, it received from the Israeli tax authority ("ITA") tax assessments for the years 2010-2012 amounting to NIS 36 million (approximately US$ 10.5 million). Approximately 50% is due to disallowance of various deductions and the remaining balance is due to timing differences of the deduction of certain expenses, which will be deducted in the coming years.

The Company plans to file an objection with the ITA  for the above Tax Assessments. The Company believes, based on its professional advisors, that the Tax Assessments should be significantly reduced or overruled. On a basis of our professional advisors, we do not intend to record a provision in our consolidated financial statements.

About Ituran
Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 758,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations
CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246